SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                 AMENDMENT NO. 3

                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         ALEC BRADLEY CIGAR CORPORATION
                         ------------------------------
                 (Name of small business issuer in its charter)



                Florida                                      65-0701352
                -------                                      ----------
    (State or jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                        Identification No.)


  1750 N.W. 65th Avenue, Plantation, Florida                    33313
  ------------------------------------------                    -----
   (Address of Principal Executive Offices)                  (Zip Code)


                                 (954) 321-5991
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

           Securities to be registered under Section 12(b) of the Act:

   Title Of Each Class                          Name Of Each Exchange On Which
   To Be So Registered                          Each Class Is To Be Registered
   -------------------                          ------------------------------
          None                                                N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                TABLE OF CONTENTS



PART I

Item 1.  Description of Business

Item 2.  Management Discussion and Analysis

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity And Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

PART F/S

         Financial Statements

PART III

Item 1.  Exhibit Index

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT


                                     PART I

Item 1.  Description of Business.

General

         Alec Bradley Cigars was organized under the laws of the State of Florida on July 15, 1996. The Company is an importer and distributor of cigars. The Company's executive offices are located at 1750 N.W. 65th Avenue, Plantation, Florida and its telephone number is (954) 321-5991.

Description of Operations

         The Company is a cigar importer and distributor. The Company initially imported and distributed a line of cigars to golf pro shops and country clubs nationwide under the name "Bogey's Stogies." Through the success of this cigar, the Company has distributed several new cigar lines.

         The Company primarily sells to two types of customers:

         1.       Distributors, including wine and liquor wholesalers; and
         2. Retailers, which includes tobacco shops, convenience stores, bars, restaurants and country clubs.

Background of the Industry

         In 1993 the cigar industry began to experience a dramatic increase in demand from consumers. This created a sizable increase in the number of both cigar manufacturers and retail tobacconists and distributors. Through the end of 1997, many of the cigar manufacturers were able to sell their entire production. However, by early 1998, the supply of cigars from the larger manufacturers exceeded demand from the retail tobacconists and distributors thereby causing the market to be flooded with cigars. This had an adverse effect on manufacturers, retailers and distributors. However, Bureau of Alcohol, Tobacco and Firearms Monthly Statistical Releases show that the industry remains strong. As recently as December 2000 (as indicated in the most recent statistical releases) cigars were being imported from foreign manufacturers at increasing levels. These releases can be found at www.atf.treas.gov.

Company Cigars

         The Company distributes the following cigars:

         Bogey's Stogies

         Originally marketed towards the golfing industry, Bogey's Stogies are now sold to both distributors and retailers. Blended to be full bodied, yet mild, Bogey's Stogies are sold nationwide in tobacco shops, bars and restaurants, as well as golf courses.

         Bogey's Stogies is a premium long-filler, handmade cigar manufactured in the Honduras from a reserve of aged Cuban-seed Dominican Piloto with Mexican and Nicaraguan ligero leaf. The cigars are made with a Sumatran binder and the cigar is finished with a gold Ecuadorean Connecticut-shade wrapper.

         Bogey's Stogies are available in Spanish Cedar hinge-top boxes in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x7).

         Floribbean

         Floribbean Cigar is a premium, long-filler, handmade cigar made in Miami. Rolled from a private stock of aged Cuban-seed Piloto Cubano and Nicaraguan Havano, this cigar is bound with a Pennsylvania broad-leaf binder and finished with a Sumatran wrapper.

         Floribbean combines high quality tobaccos from the Caribbean and the expert Cuban craftsmanship of the Miami cigar rollers providing a traditional style cigar. Floribbean is available in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x6). Floribbean is packaged in a Spanish cedar hinge-top boxes.

         Spirit of Cuba

         Spirit of Cuba is a premium, long-filler, handmade cigar imported from Honduras. Made from a reserve of aged Cuban-seed Piloto Cubano and Nicaraguan Havano, this cigar is bound with a Pennsylvania broad-leaf binder and finished with an Indonesian wrapper. Spirit of Cuba is available in the following sizes:
Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x6).

         Concept 2000

         Concept 2000 is a premium, long-filler, handmade cigar imported from Honduras. It is manufactured from a private reserve of aged Cuban-seed Dominican Piloto with Mexican and Nicaraguan ligero leaf ensuring its smoothness. The cigar uses a Sumatran binder with a sweet finish, and the cigar is finished with a gold Ecuadorean Connecticut-shade wrapper. Concept 2000 provides a mild yet full-bodied taste.

         Concept 2000 is available in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (35/54x6).

         Occidental Reserve

         Occidental Reserve is a ultra premium cigar rolled by Hendrik Kelner in the Dominican Republic. Mr. Kelner produces over 20 million cigars annually and is considered one of the top producers of premium cigars in the world. The average price of a cigar produced by Mr. Kelner is over $10.00 and many of the cigars produced under his supervision are known world-wide.

         Occidental Reserve is produced with filler and binder from Tabadom, the Dominican tobacco supply arm of some of the world's most famous cigars, and is finished with a U.S. Connecticut shade wrapper.

         This cigar directly competes in quality with cigars that are priced higher than the retail cost of the Occidental Reserve. Occidental Reserve is produced in sizes, a corona, robusto, toro, churchill, and torpedo and is sold in bundles of 25.

         Gourmet Dessert Cigars

         Management of the Company believes a trend in today's cigar market is flavored cigars. Alec Bradley distributes a line of gourmet dessert cigars, which contain high-end, sandwich filler product, enhanced with natural and artificial FDA approved flavorings. The flavoring is processed into the tobacco before it is hand rolled.

         Flavors include chocolate, vanilla, rum, cherry, pina colada, amaretto, and cappuccino. Marketing efforts focus on the newer generation of cigar smokers, which includes female cigar enthusiasts.

Purchasing and Distribution

         The Company purchases and imports the majority of its cigars from cigar manufacturing plants in Honduras and the Dominican Republic. Occidental Cigar Corporation, the Company's supplier from the Dominican Republic, is a leading manufacturer of premium cigars. They produce the Company's Occidental Reserve line. Located in Santiago, Dominican Republic, Occidental Cigar Corporation occupies a 20,000 square foot building and produces 15,000,000 cigars annually. Occidental Cigar Corporation also stocks over 3 years of raw material that includes wrapper, filler and binder; assuring consistent quality and production for several years.

         La Perla Hondurena, located in Danli, Honduras, is the Company's supplier of gourmet cigars.

         The Company does not have any agreements with cigar manufacturers. Purchases are made on a per order basis. The Company pays all shipping costs.

Customers

         The Company has approximately 400 customers. The Company's biggest customer is Thompsons Cigar Company, located in Tampa, Florida. Thompsons accounts for approximately 25% of the Company's sales and is the only company which the Company depends on for a large portion of its revenues. The Company has no contractual relationship with Thompsons Cigar Company.

Other Projects

         As the Company continues to expand and improve on its current wholesale and retail programs, it maintains its focus on creating ways of supplying cigars to the public. These include:

         Mail Order Companies

         Alec Bradley has established a relationship with Thompsons Cigar Company, a mail order catalog company in the United States. Alec Bradley presently supplies Thompsons Cigar Company with two of its cigar lines. Thompsons mails over 17,000,000 catalogues a year.

         The Company's intent is to focus on dealing with catalog companies with large sources of distribution. To date, the Company has not had any material negotiations and has not entered into any definitive agreements. Mail order companies generally sell to the final consumers which should help bring public awareness to the Company's product lines. Payment received when selling to a catalog company has not been significantly less than payments received from traditional customers.

         Alec Bradley Direct

         The Company has created a direct sales approach which includes bi-monthly marketing via fax and daily in-house telemarketing. By removing all additional layers of distribution such as brokers, agents and outside sales representatives, the Company is able to keep prices below the industry average for high quality cigars. This is why Alec Bradley has chosen to deal directly with tobacconists on its new Occidental Reserve line. By marketing via broadcast fax and an in-house telemarketing staff the Company has been able to create and nurture relationships directly with the sales venue.

         Personalized and Customized Cigar Band Program

         Alec Bradley, in conjunction with an outside consultant, has developed a computer system for creating high quality, metallic ink cigar label bands. This technology allows the Company to produce small run (25 to 3,000) high quality personalized and customized private labeled cigars for a corporation, bar, restaurant or event. The Company receives revenues from this technology by selling personalized and customized bands to corporations, bars, restaurants and special events on a per order basis.

         The Company has also recently developed a program for the retail tobacconists. The Company is able to create house brands utilizing the Occidental Reserve cigar and attaching customized private label cigar rings. The Company, on a per order basis, can provide a customer with a personally labeled cigar. Customers are under no contractual obligations, as they purchase personalized cigars on an order per order basis. These retail tobacconists who normally cannot order large enough quantities to entice a manufacturer to make a personalized product, can benefit by being able to order small quantities from the Company as needed from this program. The Company will gain additional revenues by selling small quantities of personalized and custom cigars at slightly higher profit margins. No contracts are required for this program.

         The Company has produced custom bands for the Gulfstream Race Track, the Carquest Bowl, Tyson Foods, and many restaurants. The Company has also recently developed a program for the retail tobacconists to create house brands utilizing the Occidental Reserve line. This technology enabled the Company to enter a contract as the sole provider of cigars to Signature Gardens, a Miami catering hall that holds as many as 30 events a week. These events include weddings, bar and bat mitzvahs, as well as corporate meetings and trade shows. Each event will be offered the availability of Alec Bradley's custom label program.

Competition

         The Company experiences competition with respect to its cigar distribution. The cigar distribution industry is highly competitive. The Company believes that as a distributor of premium cigars, it competes with a smaller number of domestic and foreign companies that specialize in premium cigars, and certain larger companies that maintain premium cigar lines, including Consolidated Cigar Corporation, Culbro Corporation and General Cigar Company. The Company competes within this industry by simply purchasing high quality cigars and distributing them at an affordable price to its customers. The Company believes that it can grow by following this simple principle. The Company is continually seeking manufacturers that can provide the highest quality cigars at the lowest possible price.

Government Regulation

         The Company does not need any government approvals or permits to engage in the importation and distribution of cigars. The Company believes that there is no existing or probable governmental regulation that effects its business. The Company does not incur any material costs to comply with environmental laws.

         The Company as an importer of cigars is required to have an importer permit from the Department of the Treasury, Bureau of Alcohol, Tobacco and Firearms. The Company applied for and was granted Permit Number FL-TI-127 in May, 2000. The Company believes that any future regulations including affixing warning labels on products, regulations on tobacco advertising, and limits on public smoking areas will be met with full compliance and will not affect the Company's ability for continued growth. The material costs to comply with governmental regulation will be negligible.

Research and Development

         Currently, the Company is not involved in any research and development projects. Over the past two years, the Company has not spent any capital on research and development. The Company does not plan on any future research and development.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Introduction

         The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of the Company as of and for the years ended December 31, 2000 and 1999, together with the notes to the financial statements.

Nine months ending September 30, 2001 Compared to September 30, 2000

         Revenues

         Revenues for 2001 were $634,700, an increase of $237,200, or 59.7%, from $397,500 for 2000. This was attributable to the continuing success of the Occidental Cigar line introduced in the second half of 2000. The Company's gross profit increased for 2001 as compared to 2000 to $249,300 from $128,400, an increase of $120,900, or 94.16%. This was attributed to the increased gross profits realized by changing the sales mix to concentrate upon sales of Occidental Cigars. In addition, the increase is attributable to the write-off of non-cigar inventory ($46,000) during 2000. Excluding the impact of the write-off of non-cigar inventory, gross profit would have increased by $82,400.

         Selling Expenses

         Selling expenses for 2001 were $25,000, a decrease of $300, or 1.2%, from $25,300 in 2000. Selling expenses include all compensation and related benefits for the sales personnel and advertising and promotional costs. Selling expenses represented 3.9% of revenues in 2001, compared to 6.3% in 2000.

         General and administrative expenses

         General and administrative expenses for 2001 were $193,200, a decrease of $10,600, or 5.2%, from $203,800 in 2000. General and administrative expenses primarily include salaries, supplies, and general operating expenses. The decrease in general and administrative expenses is principally attributable to the decrease in supply expense of $17,000. The decrease was partially offset by increases in travel of $5,000 and insurance and other office expenses of $7,000. The decrease in supplies was due to start up costs associated with the initial distribution of the Occidental Cigar line in 2000. General and administrative expenses represented 30.4% of revenues in 2001, compared to 51.3% in 2000.

Three Months ending September 30, 2001 Compared to Three Months ending September 30, 2000

         Revenues

         Revenues for 2001 were $262,900, an increase of $82,900, or 46.0%, from $180,000 for 2000. This was attributable to the continuing growth of the Occidental Cigar line introduced during 2001. The Company's gross profit increased to $96,800 for 2001 as compared to $78,200 in 2000, an increase of $18,600, or 23.8%. Gross profit, as a percentage of sales were 36.8% and 43.4% respectively for the three-month periods ending September 30, 2001 and 2000.

         Selling Expenses

         Selling expenses for 2001 were $13,600, an increase of $1,900, or 16.2%, from $11,700 in 2000. Selling expenses include all compensation and related benefits for the sales personnel and advertising and promotional costs. Selling expenses represented 5.2% of revenues in 2001, compared to 6.5% in 2000.

         General and administrative expenses

         General and administrative expenses for 2001 were $64,700, a decrease of $23,200, or 26.4%, from $87,900 in 2000. General and administrative expenses primarily include salaries, supplies, and general operating expenses. The decrease in general and administrative expenses is primarily attributable to the decrease in supplies ($6,000), professional fees ($7,400) and insurance and other office expenses (approximately $9,000). The change in supply expense is explained above. The decrease in professional fees was due to fees paid in 2000 in connection with the preparation of this registration statement. General and administrative expenses represented 24.2% of revenues in 2001, compared to 48.9% in 2000.

Fiscal 2000 Compared to Fiscal 1999

         Revenues

         Revenues for 2000 were $541,400, an increase of $133,300, or 32.7%, from $408,100 for 1999. This was attributable to the Company overcoming the difficulty in obtaining product directly from certain suppliers during 1999, as the Company changed its product mix to be more reliant upon the sale of the Occidental brand cigars. Although revenues increased for 2000 as compared to 1999, the Company's gross profit was $156,500, a decrease of $39,700, or 20.2%, from $196,200 in 1999. The decrease in gross profit is primarily attributable to management's decision to write of non-cigar inventory totaling approximately $46,500 during the third quarter of 2000. Had management not decided to write off this inventory, gross profit would have been $203,000 for 2000, or an increase of $6,800.

         Selling Expenses

         Selling expenses for 2000 were $26,600, an increase of $1,500, or 6.0%, from $25,100 in 1999. Selling expenses include all compensation and related benefits for the sales personnel and advertising and promotional costs. This was attributable to the increase in trade show costs in 2000 as compared to 1999. Selling expenses represented 4.9% of revenues in 2000, compared to 6.1% in 1999.

         General and Administrative Expenses

         General and administrative expenses for 2000 were $307,200 as compared to $263,100 in 1999 or an increase of approximately $44,100 or 16.8%.
General and administrative expenses primarily include salaries, supplies, and general operating expenses. The increase in general and administrative expenses is attributable to an increase of $31,000 in professional fees and an increase of approximately $15,000 in supplies. The professional fee increase is due to the legal and accounting costs associated with the preparation of this registration statement and associated audited financial statements. The supply increase is due to start up costs associated with the initial distribution of the Occidental Cigar line in 2000. General and administrative expenses represented 56.7% of revenues in 2000, compared to 64.5% in 1999.

Liquidity and Capital Resources

         At September 30, 2001, cash provided by operations was approximately $14,900 primarily due to net income for the nine month period of $31,200. This was partially offset by a decrease in prepaid expenses of $10,632.

         During fiscal 2000, there was an overall net increase in cash in the amount of $16,510. The Company's cash balance as of December 31, 2000 increased from $29,052 as of December 31, 1999 to $45,562 as of December 31, 2000. The Company's cash balance as of September 30, 2001 was $58,995. The increase as compared to December 31, 2000 was attributable to net income of $31,192 for the nine month period ended September 30, 2001.

         The Company's working capital was approximately $68,000 at September 30, 2001 as compared to approximately $32,500 at December 31, 2000. The increase in working capital was primarily attributable to the Company's net profit for the nine month period ended September 30, 2001.

         Historically, operations have been supported by a loan of $85,000 from Alan Rubin, the Company's sole officer and director. This loan was repaid out of the operating cash flow of the business as economic conditions permitted. Mr. Rubin received payments totaling approximately $20,000, $20,000, $40,000 and $5,000 for the years 1997 through 2000 respectively, with all payments being applied to the outstanding principle. As of December 31, 2000, the loan had been paid in full.

         Management believes that the cash generated from the Company's operations will be adequate to support its short-term cash requirements for capital expenditures and maintenance of working capital for the next 12 months. Management believes that future prospects are good assuming current customer and supplier relationships are maintained.

Employees

         The Company currently employs approximately 3 full-time and 2 part-time employees and has 4 independent sales representatives. Of its employees, 2 are engaged in sales and marketing and 2 in executive and administrative roles. None of the Company's employees are covered by any labor union. The Company believes its relationships with its employees are generally good. The Company does not have an employment contract or agreement with any of its employees.

Trademarks

         The Company has trademarked the name Bogey's Stogies. The Company has applied for other trademarks for the cigars it distributes, but these applications are pending.

Item 3.  Description of Property.

         Commencing May 1, 1998, the Company entered into a lease agreement for approximately 2,500 feet of office, administrative and warehouse facilities located at 1750 N.W. 65th Avenue, Plantation, Florida 33313, at a monthly rate of $1,400. The Company received rent abatements during 1999 and 2000. The landlord has orally extended this abatement through March 31, 2002. The Company currently pays $600 per month. These facilities are leased on a monthly basis.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         As of the date of this registration statement, there were 4,484,777 shares of the Company's Common Stock issued and outstanding. The following table sets forth information with respect to the beneficial ownership of each class of voting securities of the Company by:

         (1) each person known by the Company to be the owner of more than 5% of the outstanding shares of any class of voting securities;
         (2)    each officer and director; and
         (3)    all officers and directors as a group.

         Unless otherwise indicated, the address for each individual listed is 1750 N.W. 65th Avenue, Plantation, Florida 33313.

                                                                          Beneficial Ownership
                                                                          --------------------
                                                                                        Percent of
Name and Address                                                        Shares            Shares
----------------                                                        ------          ----------
Alan V. Rubin                                                          2,645,000            59.0%

Bruce A. Ginsberg
2523 Monterey Court
Weston, FL 33327                                                         500,000            11.1%

Peter Troiano
7 Bayview Place
Massapequa, NY 11758                                                     400,000             8.9%

Logan Realty, Inc.(1)
555 South Federal Highway, Suite 200
Boca Raton, FL 33432                                                     238,889             5.3%

All Executive Officers
and Directors as a Group
(one person)                                                           2,645,000            59.0%

(1) Kenneth Kirschner is the sole shareholder of Logan Realty.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The Directors, Executive Officers, Promoters and Control Persons of the Company are as follows:

    Name                   Age               Positions Held
    ----                   ---               --------------
Alan V. Rubin               39               Director, Chief Executive Officer,
                                             President, Secretary and Treasurer

         Alan Rubin has served as a director and officer of the Company since its inception. Alan Rubin served as vice president of All Point Screw Bolt & Speciality Co., a distributor and direct importer of fasteners and building products from 1984 to 1996. Mr. Rubin attended the University of Florida.

         The Company's directors are elected at the annual meeting of stockholders and hold office for one year and until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board. The Directors do not currently receive fees for their services as directors.

         The Company's Board of Directors currently does not have an audit committee, compensation committee or nominating committee.

Item 6.  Executive Compensation

         Commencing January 2001, Mr. Rubin has been paid a weekly salary of $2,000 as economic conditions permit the Company to do so. When the payment of his salary is not feasible, no accrual will be made on the Company's financial records, rather the expense will be accrued as a capital contribution.

         The following table sets forth compensation awarded to, earned by or paid to our sole officer and director. We have not granted any stock options, restricted stock awards or stock appreciation rights or make any long term incentive plan payments.

                           Summary Compensation Table
                           --------------------------

                                                                                         Other Annual
Name                       Year              Salary($)              Bonus($)            Compensation(1)
----                       ----              ---------              --------            ------------
Alan Rubin                 2000                -0-(2)              $23,000                   $19,900
                           1999                -0-(2)                   -0-                  $19,200
                           1998                -0-                      -0-                  $18,900

(1) Mr. Rubin has received approximately $525 per month for automobile lease expenses and approximately $500 per month for automobile expense reimbursement since 1989. In addition, the Company has paid Mr. Rubin's health insurance since 1998. The yearly cost of this insurance was approximately $7,620, $6,900 and $6,600 for 1998, 1999 and 2000,
         respectively.

(2) While salary has not been paid to Mr. Rubin, the audited financial statements for the years ended December 31, 1999 and 2000 include a compensation expense of $100,000 as well as a capital contribution of $100,000, to reflect the value of services provided by Mr. Rubin.

Item 7.  Certain Relationships and Related Transactions

         In 1997, Mr. Rubin loaned the Company $85,000. This loan was to be repaid out of the operating cash flow of the business as economic conditions permitted and was not interest bearing. Mr. Rubin received payments totaling approximately $20,000, $20,000, $40,000 and $5,000 for the years 1997 through 2000 respectively, with all payments being applied to the outstanding principle. As of December 31, 2000, the loan had been paid in full.

Item 8.  Description of Securities

Capital Stock

         The Company's authorized capital consists of 30,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value of $.0001. Shareholders of the Company have preemptive rights. As described in the Company's articles of incorporation, holders of the Company's securities, upon the sale for cash of any new stock of the Company of the same kind, class or series as to which the holder owns, have the right to purchase a pro rata share at the price the stock is being offered. These rights may serve to delay or prevent a change of control in the Company.

         Common Stock

         As of the date of this Registration Statement, there were 4,484,777 shares of the Company's Common Stock issued and outstanding. Shareholders of the Company have preemptive rights. Holders of the Company's common stock, upon the sale for cash of any new common stock of the Company have the right to purchase a pro rata share at the price if the stock is being offered.

         Preferred Stock

         The Company has not designated nor issued any shares of preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is listed on the pink sheets. The Company trades under the symbol ABDC. The stock is thinly traded and transactions (if any) in the stock are sporadic and infrequent. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations, as reported by Bloomberg, reflect prices between dealers, do not include retail mark-ups, markdowns, commissions and may not necessarily represent actual transactions.

      Period                                  High                Low
      ------                                  ----                ---
2nd quarter 1999                                --                 --
3rd quarter 1999                               .35                .35
4th quarter 1999                                --                 --
1st quarter 2000                                --                 --
2nd quarter 2000                              .125               .125
3rd quarter 2000                              6.00               .125
4th quarter 2000                                --                 --
1st quarter 2001                               .20               .125
2nd quarter 2001                                --                 --
3rd quarter 2001                                --                 --

         As of the date of this Registration Statement, there were approximately 35 holders of record of the Company's Common Stock.

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.

         As of the date of this Registration Statement, the Company is not a party to any pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities and Exchange Act:

         During November 1997, the Company sold an aggregate of 363,000 shares of its common stock to 30 accredited investors in a private placement. These shares were offered at $1.00 per share. The total proceeds from the offering were $351,000. In connection with this private placement, the Company paid an individual consultant an aggregate fee of $12,000 for services performed. These services included assisting the Company in preparation of the private placement memorandum, organizing and compiling the Company's financial records, strategic planning and introducing the Company to perspective investment bankers. This individual was employed by the Company for approximately six (6) months, receiving a fee of approximately $2,000 per month for the services he performed. He received no commissions in connection with this private placement. The offering was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D. All investors received a disclosure document regarding the Company and had the opportunity to ask questions concerning the Company and its operations. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

         In October 1998, the Company issued 54,000 shares of common stock to an individual accredited investor (who was also a shareholder of the Company at the time of the transaction) for approximately $25,000. The issuance was made in reliance upon the exemption from registration requirements of the Securities Act by Section 4(2) of the Securities Act. This individual had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The shares he received were marked with the appropriate restrictive legend.

         In October 1998, the Company issued 400,000 shares of common stock to an accredited investor for $4,000. The issuance of these shares was exempt from registration under the Securities Act under Section 4(2) of the Securities Act. This individual had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The shares received were marked with the appropriate restrictive legend.

         In April 1999, the Company issued 500,000 shares of common stock to an accredited investor for $5,000. The issuance of these shares was exempt from registration under the Securities Act under Section 4(2) of the Securities Act. This individual had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The shares received were marked with the appropriate restrictive legend.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the Florida Business Corporation Act, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Florida law. The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

         See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                            ALEC BRADLEY CIGAR CORP.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Alec Bradley Cigar Corp.
Plantation, Florida


We have audited the accompanying balance sheets of Alec Bradley Cigar Corp. as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alec Bradley Cigar Corp. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ SPEAR, SAFER, HARMON & CO.




Miami, Florida
April 5, 2001

                            ALEC BRADLEY CIGAR CORP.

                                 Balance Sheets


                                                                                                        December 31,
                         A S S E T S                               September 30,          -------------------------------------
                                                                       2001                     2000                   1999
                                                                  ---------------         -------------------------------------
                                                                    (Unaudited)
Current Assets:
   Cash and cash equivalents                                      $        58,995         $       45,562         $       29,052
   Accounts receivable, net of allowance for doubtful
    accounts of $1,210 in 2000 and $5,700 in 1999                          57,632                 25,500                 42,405
   Inventory                                                               68,200                 62,723                 93,186
   Prepaid expenses                                                        22,212                 11,580                 14,600
                                                                  ---------------         --------------         --------------

           Total Current Assets                                           207,039                145,365                179,243

Furniture and Equipment - net                                              11,959                 15,184                 20,236

Trademarks, net, and Other Assets                                           5,628                  6,752                  8,252
                                                                  ---------------         --------------         --------------

                                                                  $       224,626         $      167,301         $      207,731
                                                                  ===============         ==============         ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses                          $       134,913         $      112,841         $       50,068
   Payroll taxes payable                                                    3,115                     --                 16,227
   Directors' loans and advances                                              946                     --                  9,575
                                                                  ---------------         --------------         --------------

           Total Current Liabilities                                      138,974                112,841                 75,870
                                                                  ---------------         --------------         --------------

Shareholders' Equity:
   Common stock, $.0001 par value, 30,000,000
     shares authorized, 4,484,777 shares issued
     and outstanding                                                          448                    448                    448
   Paid-in capital                                                        459,597                459,597                359,597
   Accumulated deficit                                                   (374,393)              (405,585)              (228,184)
                                                                  ---------------         --------------         --------------

           Total Shareholders' Equity                                      85,652                 54,460                131,861
                                                                  ---------------         --------------         --------------

                                                                  $       224,626         $      167,301         $      207,731
                                                                  ===============         ==============         ==============

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.

                            Statements of Operations



                                              Nine Months Ended September 30,               Years Ended December 31,
                                            ------------------------------------     -------------------------------------
                                                  2001                2000                 2000                 1999
                                            ----------------    ----------------     ----------------     ----------------
                                               (Unaudited)        (Unaudited)
Sales, net                                  $        634,657    $        397,549     $        541,399     $        408,060
Cost of Sales                                        385,346             269,168              384,917              211,888
                                            ----------------    ----------------     ----------------     ----------------

Gross Profit                                         249,311             128,381              156,482              196,172
                                            ----------------    ----------------     ----------------     ----------------

Operating Expenses:
   Selling                                            24,951              25,269               26,635               25,051
   General and administrative                        193,168             203,828              307,248              263,115
                                            ----------------    ----------------     ----------------     ----------------

                                                     218,119             229,097              333,883              288,166
                                            ----------------    ----------------     ----------------     ----------------

Net Income (Loss)                           $         31,192    $       (100,716)    $       (177,401)    $        (91,994)
                                            ================    ================     ================     ================


Basic Net Income (Loss) per Common Share    $            .01    $           (.02)    $           (.04)    $           (.02)
                                            ================    ================     ================     ================

Weighted Average Common Shares
  Outstanding - Basic                              4,484,777           4,484,777            4,484,777            4,484,777
                                            ================    ================     ================     ================


The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                            STATEMENTS OF OPERATIONS



                                                          Three Months Ended                 Nine Months Ended
                                                             September 30,                      September 30,
                                                             (Unuadited)                         (Unuadited)
                                                    -------------------------------  ---------------------------------
                                                          2001             2000             2001             2000
                                                          ----             ----             ----             ----
Sales                                                  $  262,881       $  180,031      $   634,657       $   397,549

Cost of Sales                                             166,120          101,840          385,346           269,168
                                                    --------------   --------------  ---------------  ----------------

Gross Profit                                               96,761           78,191          249,311           128,381

Operating Expenses
     General and administrative                            64,731           87,949          193,167           203,828
     Selling                                               13,619           11,724           24,951            25,269
                                                    --------------   --------------  ---------------  ----------------

                                                           78,351           99,673          218,119           229,097
                                                    --------------   --------------  ---------------  ----------------

Income from Operations Before Income Taxes                 18,410          (21,482)          31,192          (100,716)

Provision for Income Taxes                                      -                -                -                 -
                                                    --------------   --------------  ---------------  ----------------

Net Income / (Loss)                                        18,410          (21,482)          31,192          (100,716)

Accumulated Deficit - Beginning of Period                (392,803)        (307,418)        (405,585)         (228,184)
                                                    --------------   --------------  ---------------  ----------------

Accumulated Deficit - End of Period                    $ (374,393)      $ (328,900)     $  (374,393)      $  (328,900)
                                                    ==============   ==============  ===============  ================

Basic earnings (loss) per share                        $     0.00       $    (0.00)     $      0.01       $     (0.02)
                                                    ==============   ==============  ===============  ================

Shares used in the calculation of basic
     earnings per share                                 4,484,777        4,484,777        4,484,777         4,484,777
                                                    ==============   ==============  ===============  ================




The accompanying notes are an integral part of these financial statements

                            ALEC BRADLEY CIGAR CORP.
                       Statements of Stockholders' Equity


                                                                                                                 Total
                                           Number of        Common          Additional      Accumulated       Stockholders'
                                             Shares          Stock       Paid-in Capital      Deficit            Equity
                                         -------------    -----------    ---------------   -------------    ----------------
Balance at December 31, 1998                 3,984,777    $       398    $      220,602   $     (136,190)   $         84,810

Common shares issued                           500,000             50             4,950               --               5,000

Conversion of directors' loans to
  additional paid-in capital                        --             --            34,045               --              34,045

Officer's compensation contributed                  --             --           100,000               --             100,000

Net income                                          --             --                --          (91,994)            (91,994)
                                         -------------    -----------    --------------   --------------    ----------------

Balance at December 31, 1999                 4,484,777            448           359,597         (228,184)            131,861

Officer's compensation contributed                  --             --           100,000               --             100,000

Net loss                                            --             --                --         (177,401)           (177,401)
                                         -------------    -----------    --------------   --------------    ----------------

Balance at December 31, 2000                 4,484,777            448           459,597         (405,585)             54,460

Net income (unaudited)                              --             --                --           31,192              31,192
                                         -------------    -----------    --------------   --------------    ----------------

Balance at September 30,
   2001 (Unaudited)                          4,484,777    $       448    $      459,597   $     (374,393)   $         85,652
                                         =============    ===========    ==============   ==============    ================

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                            Statements of Cash Flows



                                                         Nine Months Ended September 30,           Years Ended December 31,
                                                      -----------------------------------     -----------------------------------
                                                            2001               2000                 2000               1999
                                                      ----------------   ----------------     ----------------   ----------------
                                                         (Unaudited)        (Unaudited)
Cash Flows from Operating Activities:
   Net income (loss)                                  $         31,192   $       (100,716)    $       (177,401)  $        (91,994)
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
     Depreciation and amortization                               5,850              7,800                7,800             10,546
     Officer's compensation contributed                             --             75,000              100,000            100,000
   Changes in assets and liabilities:
     Accounts receivable                                       (32,132)           (45,307)              16,905             34,957
     Inventory                                                  (5,477)            20,743               30,463             (2,706)
     Prepaid expenses                                          (10,632)            13,100                3,020            (14,600)
     Accounts payable                                           22,072             49,969               62,773            (18,352)
     Payroll taxes payable                                       3,115            (12,659)             (16,227)              (973)
     Directors' loans and advances                                 946             (9,575)              (9,575)           (48,500)
                                                      ----------------   ----------------     ----------------   ----------------

Net Cash Provided by Operating Activities                       14,934             (1,645)              17,758            (31,622)
                                                      ----------------   ----------------     ----------------   ----------------

Cash Flows from Investing Activities:
   Cash payments for the purchase of property                   (1,501)            (1,248)              (1,248)                --
                                                      ----------------   ----------------     ----------------   ----------------

Cash Flows from Financing Activities:
   Sale of common stock                                             --                 --                   --              5,000
                                                      ----------------   ----------------     ----------------   ----------------

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                      Statements of Cash Flows (Continued)




                                                      Nine Months Ended September 30,              Years Ended December 31,
                                                   -------------------------------------     -------------------------------------
                                                         2001                  2000                2000                 1999
                                                   ----------------     ----------------     ----------------     ----------------
                                                     (Unaudited)          (Unaudited)
Net Increase (Decrease) in Cash and
  Cash Equivalents                                 $         13,433     $         (2,893)    $         16,510     $        (26,622)

Cash and Cash Equivalents - Beginning of Period              45,562               29,052               29,052               55,674
                                                   ----------------     ----------------     ----------------     ----------------

Cash and Cash Equivalents - End of Period          $         58,995     $         26,159     $         45,562     $         29,052
                                                   ================     ================     ================     ================


Supplemental Disclosure of Non-Cash Financing
 Activities:
   Directors' loans and advances converted to
     additional paid-in capital                    $             --     $             --     $             --     $         34,045




The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.

                     Notes to Combined Financial Statements

                     Years Ended December 31, 2000 and 1999




NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - Alec Bradley Cigar Corp. (the "Company"), a Florida corporation, was organized in July 1996. The Company imports and distributes cigars domestically, with offices located in Plantation, Florida.

         Basis of Accounting - The financial statements are prepared using the accrual basis of accounting where revenues are recognized upon shipment of merchandise to the customer and expenses are recognized in the period in which they are incurred. This basis of accounting conforms to accounting principles generally accepted in the United States of America.

         Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit financial institutions. However, the Company occasionally maintains cash balances in excess of the F.D.I.C. insurance limits, thereby failing to limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade accounts receivable are reduced due to the Company's large number of customers. The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from these customers.

         The Company's revenues included sales to one customer which accounted for approximately 26% of total revenues in 2000, and two customers which accounted for approximately 23% and 27%, respectively, of the total revenues in 1999. At December 31, 1999 one of these customers accounted for 25% of the total accounts receivable balance.

         Income Taxes -The Company, with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. Under those provisions, the Company is not subject to Federal Income taxes, but rather, the shareholders are liable for individual Federal Income taxes on their respective shares of corporate income.

         Concurrent with the effective date of the Company's registration statement filed with the Securities and Exchange Commission, (See
         Note 6), its "S" Corporation status will cease to be effective, and the Company will be liable for income taxes based on its taxable income for the year.

                            ALEC BRADLEY CIGAR CORP.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         Inventory - Inventory consists primarily of cigars, humidors, displays, boxes and labels and is stated at the lower of cost (first-in, first-out) or market.

         Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

         Advertising Costs - Advertising costs are charged to expense during the period in which they are incurred. Advertising expenses for the years ended December 31, 2000 and 1999, approximated $11,500 and $11,000, respectively.

         Earnings per Common Share - Basic earnings per common share are based on the weighted average number of shares outstanding of 4,484,777 for the years ended December 31, 2000 and 1999. There are no common stock equivalents in the aforementioned periods.

         Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Interim Financial Statements - The accompanying interim unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2001, and the results of its operations and cash flows for the nine months ended September 30, 2001 and 2000, have been included. The results of operations of such interim periods are not necessarily indicative of the results of the full year.

                            ALEC BRADLEY CIGAR CORP.

NOTE 2 - FURNITURE AND EQUIPMENT

         Furniture and equipment consist of the following as of December 31,:

                                                 2000               1999
                                            -------------      --------------
         Computer and office equipment      $      26,170      $       26,170
         Furniture and fixtures                    17,682              16,434
                                            -------------      --------------

                                                   43,852              42,604

         Less accumulated depreciation             28,668              22,368
                                            -------------      --------------

                                            $      15,184      $       20,236
                                            =============      ==============

         Depreciation expense for the years ended December 31, 2000 and 1999 approximated $6,000 and $8,000, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

         The Company had notes payable to directors in the amount of approximately $9,600 at December 31, 1999. The notes payable bear no interest. As of December 31, 2000, principal obligations under notes payable were satisfied in full.


NOTE 4 - TRADEMARKS

         The Company incurred approximately $10,000 in legal and registration fees for its trade name, Bogey's Stogies. These amounts have been capitalized and are being amortized over the life of the trademark, 15 years, using the straight-line method.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

         Lease - The Company entered into a lease agreement for approximately 2,500 square feet of office and warehouse facilities at a monthly rate of $1,400. The Company received partial rent abatements during 1999 and 2000 which the landlord has orally extended through March 31, 2002. As a result, the Company is currently paying $600 per month. Rent expense for the years ended December 31, 2000 and 1999 approximated $7,000 and $5,000, respectively.

                            ALEC BRADLEY CIGAR CORP.

NOTE 6 - SUBSEQUENT EVENT

         Subsequent to year end, the Company's filing of Form 10-SB, General Form for Registration of Securities of Small Business Issuers Under Section 12(B) or (G) of the Securities Exchange Act of 1934, became effective under operation of law.

                                    PART III

Item 1.  Index to Exhibits.



EXHIBIT
NUMBER            DESCRIPTION
------            -----------

3.0               Articles of Incorporation*

3.1               Amendment to Articles of Incorporation*

3.2               Bylaws*

21                Subsidiaries of the registrant*

* Previously filed on Form 10-SB dated December 19, 2000.















                                      III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                Alec Bradley Cigar Corporation




Date: February 1, 2002                          By: /s/ Alan Rubin
                                                    ----------------------------
                                                    Alan Rubin, President



























                                     III-2